SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No.      )*


                        THERMO-MIZER ENVIRONMENTAL CORP.
                                (Name of Issuer)
                                  COMMON STOCK
                         (Title of Class of Securities)

                                   883578 10 2
                                 (CUSIP Number)

                 528 Oritan Avenue, Ridgefield, New Jersey 07657
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 16, 1997

                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-(b)(3) or (4), check the following box [ ].

Note: Six Copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

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1     Name of Reporting Person and
      S.S. or I.R.S. Identification No. of Above Persons (entities only)

      Norwood Venture Corp.
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2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
                                                                         b.  |_|
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3     SEC Use Only

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4     Source of Funds*

      WC
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

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6     Citizenship or Place of Organization

      Delaware
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                  7     Sole Voting Power
  Number of
   Shares               723,327
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        723,327
                        --------------------------------------------------------
                  10    Shared Dispositive Power


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11    Aggregate Amount Beneficially Owned by Each Reporting Person

      723,327
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12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


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13    Percent of Class Represented By Amount in Row (11)

      17.6%
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14    Type of Reporting Person*

      CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

      This 13D is filed in relation to the shares of Common Stock, $.001 par value, of Thermo-Mizer Environmental Corp., a Delaware corporation (the "Company").

Item 2 Identity and Background

      THE FILER

      (a) NORWOOD VENTURE CORP. ("Norwood") is a Delaware business corporation.

      (b) Norwood's principal business address and Executive Offices are located at 1430 Broadway, Suite 1607, New York, NY 10018.

      (c) Norwood's principal business is investment and consulting.

      (d) During the last five years, Norwood has not been convicted of any crime required to be reported under Item 2(d) of the Instructions to
      Schedule 13D.

      (e) Norwood has not been a party to any civil proceeding during the last five years in which violations of federal or state securities laws were alleged.

      (f) Delaware

      WITH REGARD TO THE EXECUTIVE OFFICERS AND DIRECTORS OF NORWOOD

The following individuals are executive officers or directors of Norwood and are named here pursuant to the instructions to Item 2 and General Instruction C. By naming them here, Norwood does not represent that by virtue of acting in those capacities they are members of a "group" with Norwood or that any such individual is required to file a statement in his or her own right.

      (a) MARK R. LITTELL is President, director and approximately 35% shareholder of Norwood. His principal business is business executive.

      (b) Mr. Littell's business is that of Norwood.

      (c) Mr. Littell's present principal occupation or employment is as President and director of Norwood. The name, principal business and address of the organization in which that occupation or employment is carried on are those of Norwood.

      (d) During the last five years, Mr. Littell has not been convicted of any crime required to be reported under Item 2(d) of the Instructions to
      Schedule 13D.

      (e) Mr. Littell has not been a party to any civil proceeding during the last five years in which violations of federal or state securities laws were alleged.

      (f) Mr. Littell's citizenship is United States of America.

      (a) ROBERT E. LABLANC is a director of Norwood. His principal business is business executive.

      (b) Mr. LaBlanc's business address is Robert E. LaBlanc Associates, 323 Highland Avenue, Ridgewood, NJ 07450.

      (c) Mr. LaBlanc's present principal occupation or employment is as President and Chief Executive Officer of Robert E. LaBlanc Associates. The address of the organization in which that occupation or employment is carried on is stated in (b) above.

      (d) During the last five years, Mr. LaBlanc has not been convicted of any crime required to be reported under Item 2(d) of the Instructions to
      Schedule 13D.

      (e) Mr. LaBlanc has not been a party to any civil proceeding during the last five years in which violations of federal or state securities laws were alleged.

      (f) Mr. LaBlanc's citizenship is United States of America.

      (a) DR. ALFRED SAFFER is a director of Norwood. He is retired.

      (b) Dr. Saffer's home address is 16629 Ironwood Drive, Delray Beach, FL 33445.

      (c) Dr. Saffer's present principal occupation or employment is as a retired chemist.

      (d) During the last five years, Dr. Saffer has not been convicted of any crime required to be reported under Item 2(d) of the Instructions to
      Schedule 13D.

      (e) Dr. Saffer has not been a party to any civil proceeding during the last five years in which violations of federal or state securities laws were alleged.

      (f) Dr. Saffer's citizenship is United States of America.

      (a) MARK B. ANDERSON is a director of Norwood. His principal business is business executive.

      (b) Mr. Anderson's business address is European American Bank, 1 EAB Plaza, EAB Plaza, NY 11555.

      (c) Mr. Anderson's present principal occupation or employment is as Group Vice President of European American Bank. The address of the organization in which that occupation or employment is carried on is stated in item (b) above.

      (d) During the last five years, Mr. Anderson has not been convicted of any crime required to be reported under Item 2(d) of the Instructions to

      Schedule 13D.

      (e) Mr. Anderson has not been a party to any civil proceeding during the last five years in which violations of federal or state securities laws were alleged.

      (f) Mr. Anderson's citizenship is United States of America.

      (a) HAZEL MATTHEWS-FORTE is Controller-Secretary of Norwood. Her principal business is business executive.

      (b) Ms. Matthews-Forte's business address is that of Norwood.

      (c) Ms. Matthews-Forte's present principal occupation or employment is as Controller-Secretary of Norwood. The name, principal business and address of the organization in which that occupation or employment is carried on are those of Norwood.

      (d) During the last five years, Ms. Matthews-Forte has not been convicted of any crime required to be reported under Item 2(d) of the Instructions to Schedule 13D.

      (e) Ms. Matthews-Forte has not been a party to any civil proceeding during the last five years in which violations of federal or state securities laws were alleged.

      (f) Ms. Matthews-Forte's citizenship is United States of America.

Item 3 Source of Funds

On October 16, 1997, the Company, concurrent with its acquisition of Laminaire Corporation ("Laminaire"), issued convertible promissory notes (the "Convertible Notes") to Norwood in the principal amount of $500,000 for Norwood's $500,000 participation in the financing of the Laminaire acquisition. The Company is obligated to pay interest to the holders of the Convertible Notes at the rate of 12% per annum. The Company's obligations under the Convertible Notes are secured by a first lien (except for an existing lien to secure indebtedness in the principal amount of $50,000) in the Company's accounts receivable and a lien that is second in priority to that of Garay LLC, the seller of the common stock of Laminaire, with respect to the inventory and equipment of the Company and the accounts receivable, inventory and equipment of Laminaire. Laminaire also executed a guaranty in favor of Norwood with respect to the Company's obligations under the Convertible Notes. The Convertible Notes are convertible into shares of the Company's Common Stock at any time at a price per share equal to the lesser of 70% of the average closing bid price for the five trading days preceding (i) the date of conversion or (ii) the date of closing, October 16, 1997. At a price per share of $.69 1/8, based upon 70% of the average closing bid price for the five trading days preceding the date of closing, the Convertible Notes would convert into 723,327 shares of Common Stock. The Company agreed to register the shares of Common Stock issuable upon conversion of the Convertible Note under the Securities Act of 1933, as amended.

Norwood used its available working capital to purchase the Convertible Notes.

The descriptions contained herein of the Convertible Note, the Company's Security Agreement, Laminaire's Security Agreement and the Guaranty are qualified in their entirety by reference to such agreements, a copy of which is filed as an exhibit hereto and incorporated herein by reference.


Item 4 Purpose of Transaction

The purpose of Norwood's acquisition of the Convertible Notes, as described in
Item 3 above and Item 5 below, was investment. Norwood will continue to review its investment in the Company and, dependent upon its evaluation of market conditions, applicable regulatory requirements, and the Company's business prospects and future developments, may from time to time, determine to increase, decrease or dispose of its equity position in the Company. Such transactions, if any, may be made through the exercise of conversion rights, purchases or sales in the open market and might result in any of the actions specified in clauses
(a) through (j) of Item 4 of the Instructions to Schedule 13D. As of the date of this filing, no specific plans or proposals had been formulated by Norwood.


Item 5 Interest in Securities of the Issuer

(a) and (b) Norwood beneficially owns Convertible Notes that are convertible into shares of the Company's Common Stock at any time at a price per share equal to the lesser of 70% of the average closing bid price for the five trading days preceding (i) the date of conversion or (ii) the date of closing, October 16, 1997. At a price per share of $.69 1/8, based upon 70% of the average closing bid price for the five trading days preceding the date of closing, the Convertible Notes would convert into 723,327 shares of Common Stock. The 723,327 shares (the "Shares") constitute 17.6% of the issued and outstanding shares of the Company, as computed under Rule 13d-3(d)(1)(i). By reason of his positions as President and director of Norwood, and his ownership of approximately 35% of the common stock in Norwood, Mr. Littell may be deemed to be a "beneficial owner" of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934 (the "Act"), and Mr. Littell and Norwood may be deemed to have shared power to vote and to dispose of these shares. However, on behalf of Mr. Littell, Norwood disclaims any beneficial ownership by Mr. Littell in the Shares for purposes of Section 16 of the Act.

c) None other than those described at Item 5(a) and (b) above.

d) No person other than Norwood, pursuant to corporate action taken by its members or officers, has the right to receive dividends from or the proceeds of sale of the Common Stock beneficially owned by Norwood, and no other person has the power to direct receipt of those dividends or proceeds.

e) Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Norwood has no current contracts, agreements, understandings or relationships with any other person with respect to shares of the Company's common stock or other securities, except as described in Items 3 and 4, which are incorporated by reference.


Item 7 Material to be Filed as Exhibits

Exhibit 1: Convertible Note Purchase Agreement between the Company and Norwood dated October 16, 1997, with form of Convertible Promissory Note executed by the Company dated October 16, 1997. Incorporated by reference from Exhibit 10.30 of the company's Current Report on Form 8-K dated October 16, 1997.

Exhibit 2: Security Agreement executed by the Company in favor of Norwood dated October 16, 1997. Incorporated by reference from Exhibit 10.31 of the company's Current Report on Form 8-K dated October 16, 1997.

Exhibit 3: Security Agreement executed by Laminaire Corporation in favor of Norwood dated October 16, 1997. Incorporated by reference from Exhibit 10.32 of the Company's Current Report on Form 8-K dated October 16, 1997.

Exhibit 4: Guaranty executed by Laminaire Corporation in favor of Norwood dated October 16, 1997. Incorporated by reference from Exhibit 10.33 of the Company's Current Report on Form 8-K dated October 16, 1997.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    NORWOOD VENTURE CORP.


Dated: April 15, 1998               By: /s/ Mark R. Littel
                                        ---------------------
                                        Name: Mark R. Littell
                                        Title: President